Filer:  Thermo Electron Corporation
                                Subject Company:  Thermo Instrument Systems Inc.
                                  Subject Company Exchange Act File No.:  1-9786
                                   Registration Statement No.:  333-____________

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                  Thermo Electron Announces Exchange Ratios
            for its Thermo Instrument and Thermedics Subsidiaries

WALTHAM, Mass., March 8, 2000 - Thermo Electron Corporation (NYSE-TMO) announced today that, in connection with its regularly scheduled board meeting, it has set exchange ratios for its Thermo Instrument Systems Inc. (ASE-THI) and Thermedics Inc. (ASE-TMD) subsidiaries, and is proceeding with its previously announced plan to take these two companies private. Under the plan, Thermo Instrument shareholders would receive 0.85 shares of Thermo Electron common stock and Thermedics shareholders 0.45 shares of Thermo Electron common stock in exchange for their Thermo Instrument or Thermedics common stock, respectively.

      Thermo Electron expects to conduct exchange offers for any and all outstanding Thermo Instrument and Thermedics shares held by minority shareholders during the second quarter of 2000. Thermo Electron currently owns approximately 88.7 percent of the outstanding shares of Thermo Instrument common stock and 75.7 percent of Thermedics, and will condition each exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership in each of these two companies reaches at least 90 percent. In each case, if Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo Instrument and Thermedics common stock through "short-form" mergers. In the short-form mergers, minority shareholders who do not participate in the exchange offers would also receive shares of Thermo Electron common stock at the same exchange ratio that is being offered in the exchange offers.

      Upon completion of the respective spin-ins, outstanding obligations under the Thermo Instrument and Thermedics convertible debentures will be assumed by Thermo Electron, and these debentures will become convertible into Thermo Electron common stock.

      Each of the exchange offers and proposed subsequent short-form mergers require Securities and Exchange Commission clearance of necessary filings; the short-form mergers would not require Thermo Instrument or Thermedics board or shareholder approval.

      In each case, if Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermo Instrument and Thermedics shares, it expects to complete the spin-ins by the end of the second quarter of 2000.

      Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core measurement and detection instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available on the Internet at http://www.thermo.com.
                                    - more -

Other Important Information:
The transactions described in this announcement have not yet commenced. As soon as we commence our exchange offers for Thermo Instrument and Thermedics, we will file tender offer statements and registration statements on Form S-4 with the Securities and Exchange Commission (SEC). You should read each of these documents when they become available because they will contain important information about the proposed transactions. You can obtain the tender offer statements, registration statements, and other documents that are filed with the SEC for free when they are available on the SEC's web site at http://www.sec.gov. If you write us or call us, we will send you these documents for free when they are available, as applicable to the particular transaction:

    Tender Offer Statements (except for exhibits)
    Registration Statements on Form S-4
    Offers to Purchase
    Letters of Transmittal
    Notices of Guaranteed Delivery

You can call us at (781) 622-1111 or write to us at:

      Investor Relations Department
      Thermo Electron Corporation
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, capital spending and government funding policies, and dependence on intellectual property rights.


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